

August 27, 2014

Via E-mail
Michael S. Burke
President and Chief Executive Officer
AECOM Technology Corporation
555 South Flower Street, Suite 3700
Los Angeles, California 90071

> **Re:** **AECOM Technology Corporation**
> **Registration Statement on Form S-4**
> **Filed August 1, 2014**
> **File No. 333-197822**

Dear Mr. Burke:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of the proxy card, election form and letter of transmittal that is being sent to URS stockholders along with the joint proxy statement/prospectus.

2. Please provide prominent disclosure on the cover page indicating that URS shareholders will not know at the time of the vote the number of shares or the amount of cash that they will receive in the merger. Also disclose the time period anticipated between the vote and closing of the merger.

3. The timing associated with the deadlines for voting and submission of the election form are not clear. It appears that URS shareholders may have the opportunity to make an election subsequent to a vote on the merger. If the deadlines are not the same, please advise us what consideration the parties gave to the applicability of the tender offer rules to the cash election component of the merger consideration.

Comparison of Stockholders' Rights (See page 187), page 19

4. Please revise this section to include a brief summary comparing the rights of the holders of common stock of AECOM and URS.

The Merger, page 58

Background of the Merger, page 58

5. Please discuss the merits of a possible strategic transaction between URS and AECOM discussed by the parties at the April 14, 2014.

6. We note that the parties discussed expected synergies at various meetings. Please elaborate on the nature of these synergies, and quantify them if possible.

URS's Reasons for the Merger; Recommendation of the URS Board of Directors, page 96

7. Please address what consideration, if any, the URS board gave to the fact that the Merger Agreement does not provide termination or walk-away rights to URS in the event of poor performance of AECOM's common stock.

The Merger Agreement, page 135

8. We note that the representations and warranties are qualified by disclosure schedules. Please provide us supplementally with a list that briefly identifies the contents of the disclosure schedules. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

Conditions to the Completion of the Merger, page 157

9. Please disclose explicitly which, if any, conditions have been satisfied. Also discuss the circumstances, if any, under which you would resolicit the vote upon waiver of any of the conditions.

Amendments, Extensions and Waivers, page 162

10. If a material condition were to be waived, disclose the minimum number of full business days in advance of the meeting you would notify those voting of the waiver, and explain how they would be notified. Also disclose the date after which you would not waive any material conditions.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 168

11. Please note the updating requirements of Rule 11-02(c) of Regulation S-X.

Where You Can Find More Information, page 196

12. Please specifically incorporate by reference any other applicable Exchange Act report filed after the date of the initial registration statement, but prior to effectiveness. Please Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

Exhibits

13. We note that certain executive officers of URS will join AECOM upon completion of the merger. Please disclose whether these individuals have entered into employment agreements with the company and the terms of those agreements. Please include such agreements as Exhibits to your Form S-4.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patricia Do, Staff Accountant, at (202) 551-3743 or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at 202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Jonathan K. Layne (*via e-mail*)
    Gibson, Dunn & Crutcher LLP